RBS Sempra Commodities LLP and Subsidiaries Consolidated Financial Statements as of and for the Year Ended December 31, 2010 (Unaudited)

RBS SEMPRA COMMODITIES LLP AND SUBSIDIARIES
TABLE OF CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2010 (UNAUDITED)
Consolidated Statement of Net Assets as of December 31, 2010 (Liquidation basis)
Consolidated Statement of Operations for the year ended December 31, 2010 (Going concern basis)
Consolidated Statement of Cash Flows for the year ended December 31, 2010 (Going concern basis)
Consolidated Statement of Changes in Members’ Capital for the year ended December 31, 2010 (Going concern basis)
Notes to Consolidated Financial Statements

RBS SEMPRA COMMODITIES LLP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF NET ASSETS AS OF
DECEMBER 31, 2010 ON A LIQUIDATION BASIS (UNAUDITED)
(Dollars in thousands)

ASSETS

Cash and cash equivalents	$ 102,352
Trading assets	2,175,371
Commodities owned	187,934
Receivables from affiliates	1,957,010
Investments in marketable securities	23,318
Other assets	75,488
Property, plant, and equipment	27,461

Total assets	4,548,934

LIABILITIES

Trading liabilities	2,349,423
Accounts payable and accrued liabilities	545,836
Payable to affiliate	2,611

Total liabilities	2,897,870

NET ASSETS IN LIQUIDATION	$ 1,651,064

See notes to consolidated financial statements.

RBS SEMPRA COMMODITIES LLP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010 ON A GOING CONCERN BASIS (UNAUDITED)
(Dollars in thousands)

REVENUES:
Fee income	$ 553,670
Principal transactions - net	469,362
Interest and other income	3,719

Total revenues	1,026,751

EXPENSES:
Compensation and benefits	391,355
Storage and transportation	405,769
Facilities and communications	76,082
Brokerage, execution and clearing	45,847
Professional fees	25,872
Interest expense	22,758
Other expenses	61,955

Total expenses	1,029,638

NET LOSS ON DISPOSAL ACTIVITIES	(154,916)

LOSS BEFORE PROVISION FOR INCOME TAXES AND EQUITY IN INCOME
OF UNCONSOLIDATED AFFILIATES — Net of provision for income taxes	(157,803)

PROVISION FOR INCOME TAXES	(14,383)

EQUITY IN INCOME OF UNCONSOLIDATED
AFFILIATES — Net of provision for income taxes	3,359

NET LOSS	$ (168,827)

See notes to consolidated financial statements.

RBS SEMPRA COMMODITIES LLP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010 ON A GOING CONCERN BASIS (UNAUDITED)
(Dollars in thousands)

OPERATING ACTIVITIES:
Net loss	$ (168,827)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	77,076
Deferred taxes	4,611
Gain on investment in marketable securities	(4,695)
Net loss on disposal activities	154,916
Equity in income of unconsolidated affiliates - net of provision for income taxes	(3,359)
Change in operating assets and liabilities, net of disposals:
Trading assets	(1,687,599)
Commodities owned	178,145
Other assets	45,445
Receivables from affiliates	(356,416)
Trading liabilities	1,667,563
Payable to affiliate	(1,248)
Accounts payable and accrued liabilities	(20,022)

Net cash used in operating activities	(114,410)

INVESTING ACTIVITIES:
Proceeds from sales of operations	1,939,202
Purchases of property, plant and equipment	(25,523)
Proceeds from sales of investments in marketable securities	22,969

Net cash provided by investing activities	1,936,648

FINANCING ACTIVITIES:
Distributions paid to members	(1,859,162)

Net cash used in financing activities	(1,859,162)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(36,924)

CASH AND CASH EQUIVALENTS — Beginning of period	139,276

CASH AND CASH EQUIVALENTS — End of period	$ 102,352

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Cash paid
during the period for income taxes	$ 21,146

See notes to consolidated financial statements.

RBS SEMPRA COMMODITIES LLP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010 ON A GOING CONCERN BASIS (UNAUDITED)
(Dollars in thousands)

			Accumulated
	Comprehensive		Other	Total
	Income	Members’	Comprehensive	Members’
	(Loss)	Capital	Income (Loss)	Capital

BALANCE - January 1, 2010		$ 3,676,574	$ 42,895	$ 3,719,469

Net loss	$ (168,827)	(168,827)		(168,827)

Other comprehensive income (loss) — net of applicable
income taxes:
Change in unrealized gain (loss) on available-for-sale securities	416		416	416
Change in unrealized gain (loss) on cash flow hedging activities	(40,832)		(40,832)	(40,832)

Comprehensive loss	$ (209,243)

Distributions paid to Members		(1,859,162)		(1,859,162)

BALANCE - December 31, 2010 (1)		$ 1,648,585	$ 2,479	$ 1,651,064

(1) As of December 31, 2010 total members' capital represents the net assets in liquidation.

See notes to consolidated financial statements.

RBS SEMPRA COMMODITIES LLP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 (UNAUDITED)

1.

NATURE OF OPERATIONS

On July 9, 2007, Sempra Energy (Sempra) and The Royal Bank of Scotland plc (RBS) (collectively, the Members) entered into a Master Formation and Equity Interest Purchase Agreement to form a partnership, RBS Sempra Commodities LLP (the Partnership or RBSSC), to purchase and operate Sempra’s commodity trading and marketing businesses. RBSSC is a partnership formed in the United Kingdom under the Limited Liability Partnership Act 2000.

The Partnership was engaged in physical and financial derivative trading and marketing activities in natural gas, electricity, petroleum, petroleum products, base metals and other commodities with domestic and foreign corporations, financial institutions, multinational organizations, sovereign entities and end users. The Partnership’s operations were subject to regulation by the Financial Services Authority, the New York Mercantile Exchange, the Commodity Futures Trading Commission, the Federal Energy Regulatory Commission (FERC), the London Metals Exchange, NYSE Euronext, the Board of Governors of the U.S. Federal Reserve System, and the National Futures Association.

2.

DISPOSAL AND LIQUIDATION OF THE PARTNERSHIP

On December 1, 2008, the UK Government through HM Treasury became the ultimate controlling party of the Royal Bank of Scotland Group plc (RBS Group, the ultimate parent company). The UK Government’s shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government.

On November 3, 2009, RBS Group reached agreement with the UK Government on key terms of its participation in the Asset Protection Scheme (APS) on revised terms to those announced on February 26, 2009. To comply with the European Commission (EC) State Aid requirements, RBS Group agreed to a series of restructuring measures to be implemented over a four year period. In accordance with the restructuring measures, RBS Group agreed to divest its interest in the Partnership.

On July 1, 2010, the Partnership completed the sale of its Oil, Metals and European Power and Gas businesses to JP Morgan Ventures Energy Corporation (JP Morgan).  The total proceeds from the sale were $1,612 million which included a $468 million premium over tangible net book value, as determined under International Financial Reporting Standards (IFRS), plus $737 million of debt with RBS that was subsequently settled.

On November 1, 2010, the Partnership completed the sale of Sempra Energy Solutions business to Noble Group Ltd (Noble).  The total proceeds from the sale were $318 million, which included a $228 million premium over tangible net book value, as determined under IFRS, plus $361 million of debt with RBS that was subsequently settled. The total proceeds are subject to a final review of assets and liabilities sold, which may result in an adjustment.  Management does not expect this final review to have a material impact on the Partnership’s net assets in liquidation.

On December 1, 2010, the Partnership completed the sale of substantially all of the trading assets and liabilities of its North American Power and Gas businesses to JP Morgan.  The assets sold include wholesale power and natural gas trading agreements, as well as over-the-counter and exchange-traded transactions.  The total proceeds from the sale were approximately $9 million, which included a $155 million discount to tangible book value, as determined under IFRS.  The total proceeds are subject to a final review of the asset and liabilities sold, which may result in an adjustment.  Management does not expect this final review to have a material impact on the Partnership’s net assets in liquidation.

The above sales transactions, and the transaction discussed in Note 16 - Subsequent events, represent the sale, or transfer of risk, of substantially all of the operations of the Partnership.  In connection with the finalization of these sales, certain disposal costs were recorded in 2010.  The disposal costs of $216 million were recorded as a result of actions taken in conjunction with the completion of the sales of the significant operations of the Partnership.

The gains/(losses) on sales of businesses as reported below differ from the premiums and discount reported on these sales as a result of differences in the tangible net book value calculated under accounting principles generally accepted in the United States of America (GAAP) and IFRS.  The Net loss on disposal activities is comprised of the following (in thousands):

Gains/(losses) on sales of businesses:
Gain on sale of Oil, Metals and European
Power and Gas business	$ 478,147
Gain on sale of Sempra Energy Solutions business	229,711
Loss on sale of North American Power and Gas
assets and liabilities	(275,456)
Write-off of goodwill	(371,418)

Gains/(losses) on sales of businesses	60,984

Disposal costs:
Compensation and benefit costs	110,700
Facility costs	26,200
Impairment of property, plant and equipment	75,400
Other asset impairments	3,600

Total disposal costs	215,900

Net loss on disposal activities	$ (154,916)

Certain assets and liabilities were not immediately transferred from the Partnership to JP Morgan upon completion of the sales of the Oil, Metals, and European Power and Gas businesses and the North American Power and Gas trading assets and liabilities as consent was required to transfer these contracts.  These assets and liabilities remain recorded on the Consolidated Financial Statements.  However, the Partnership and JP Morgan entered into agreements to transfer the risk and rewards of ownership (Risk transfer agreements) of these assets and liabilities to JP Morgan, until such time as they are settled or are transferred.  The credit risk for certain transactions related to the North American Power and Gas business has been retained by the Partnership until those assets and liabilities have been novated to JP Morgan.  The transfer of these assets and liabilities is anticipated to be completed by the end of the third quarter of 2011.  The assets and liabilities reported in the Consolidated Statement of Net Assets include the impacts of these agreements.

The net assets remaining in the Partnership at December 31, 2010, after removing the assets and liabilities that are subject to the Risk transfer agreements, are as follows (assets are shown at net realizable value and liabilities at estimated settlement amounts)(in thousands):

Cash and cash equivalents	$ 102,352
Receivables from affiliates	1,957,010
Investments in marketable securities	23,318
Other assets	75,488
Property, plant and equipment	27,461
Accounts payable and accrued liabilities	(545,836)
Payable to affiliate	(2,611)
Net trading assets/(liabilities) (1)	13,882

Net assets in liquidation	$ 1,651,064

(1)  Amount represents net trading assets and liabilities and Commodities owned, net of the Risk transfer agreements with JP Morgan and inclusive of all netting and collateral posting requirements.

The Partnership does not expect to incur any significant operating costs or receive any significant income on certain residual trading activity throughout the liquidation period.  Additionally, the net assets in liquidation include certain residual assets of the Partnership that are actively being disposed.  On a regular basis, the Partnership will evaluate the assumptions, judgments and estimates that can have an impact on the reported Net assets in liquidation based on the most recent information available, and where necessary make changes accordingly.  Actual costs and income may differ from these estimates, which might increase or decrease net assets available in liquidation to be distributed to the Members.  However, these amounts are not expected to be materially different than what has been recorded.  The Partnership expects to make distributions to the Members of its remaining cash, to the extent possible, as the residual assets are disposed and the remaining obligations of the Partnership are settled.

The Partnership has agreed, through a transitional services agreement, to operationally support certain business activity that remains on its Consolidated Statement of Net Assets relating to positions whose risk and rewards have been transferred to JP Morgan.  The Partnership has accrued for the costs expected to be incurred under the transitional services agreement.  See Note 16 - Subsequent events for a discussion of additional liquidation activities.

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Consolidated Financial Statements are prepared in accordance with GAAP and include the accounts of the Partnership and entities controlled by the Partnership as of December 31, 2010. All material intercompany balances and transactions have been eliminated.

The Consolidated Statement of Operations, the Consolidated Statement of Cash Flows, and the Consolidated Statement of Changes in Members’ Capital for the years ended December 31, 2010 have all been prepared on the going concern basis of accounting, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Consolidated Statement of Net Assets as of December 31, 2010 was prepared on the liquidation basis of accounting.

The Partnership adopted the liquidation basis of accounting effective December 31, 2010, subsequent to the sale of substantially all of the North American Power and Gas business’s trading assets and liabilities, and its December 2010 notifications to employees of the termination of their employment with the Partnership. The liquidation basis of accounting is considered appropriate, when among other things, liquidation of the company is imminent and the net realizable value of the assets are reasonably determinable. Under this basis of accounting, assets are valued at their net realizable values and liabilities are stated at their estimated settlement amounts.  No adjustments were made to the Consolidated Financial Statements upon adoption of the liquidation basis of accounting.  Certain assets and liabilities are carried at fair value. In these cases, fair value approximates net realizable value at December 31, 2010.

The Partnership has a controlling financial interest in an entity if it owns a majority of the voting interests of the entity or is considered the primary beneficiary of the entity. A variable interest entity (VIE) is consolidated by its primary beneficiary, which is the party who: holds power over the activities which most significantly impact the economic performance of the VIE and has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Partnership assesses its involvement with VIEs to determine whether consolidation of VIEs is required. All facts and circumstances are taken into consideration when determining whether the Partnership has variable interests that would deem it the primary beneficiary and, therefore, require consolidation of the related VIE.  The Partnership has no VIE’s as of December 31, 2010.

Trading Instruments — Trading assets and Trading liabilities are recorded on a trade-date basis. These amounts include unrealized gains and losses from exchange-traded futures and options and over-the-counter (OTC) forwards, swaps, and options. Unrealized gains and losses on OTC derivative transactions reflect amounts which would be received from or paid to a third party upon liquidation of these contracts under current market conditions. Unrealized gains and losses on these OTC derivative transactions are reported separately as assets and liabilities unless a legal right of setoff exists under enforceable master netting agreements. All derivative Trading assets and Trading liabilities are carried at fair value as defined in Note 7 - Fair value of assets and liabilities. Principal transaction revenues are recognized on a trade-date basis and include realized gains and losses and the net change in unrealized gains and losses.

Futures and exchange-traded option transactions are recorded as contractual commitments on a trade-date basis and are carried at fair value. Commodity forward and swap transactions are accounted for as contractual commitments on a trade-date basis and are carried at fair value derived from dealer quotations and underlying commodity exchange quotations. OTC options purchased or written are recorded on a trade-date basis and are carried at fair value.

Fair values for trading instruments not quoted in an active market are determined using appropriate valuation techniques, including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing trading instruments. These valuation techniques utilize, among other things, available market information, including current interest rates, commodity prices and volatility rates, as applicable. Where market information is not available or where management deems appropriate, current interest rates, commodity prices and volatility rates are estimated by reference to current market levels. Given the nature, size and timing of transactions, estimated values may differ from realized values.

Cash and Cash Equivalents — Cash and cash equivalents are comprised of cash on hand, demand deposits and other short-term highly liquid investments (with original maturities of three months or less) which are subject to an insignificant risk of changes in value. Cash paid for interest approximates interest expense.

Investments in Marketable Securities — Investments in marketable securities are accounted for on a specific identification basis and are reported at fair value. Unrealized gains and losses on available-for-sale securities are included in Accumulated other comprehensive income (loss) (AOCI), net of applicable taxes. Unrealized gains and losses on trading securities are recorded in income.

Investments in Unconsolidated Affiliates — Investments in affiliated companies are accounted for under the equity method when the Partnership has an ownership interest between 20% and 50% and is deemed to have significant influence but not control. The Partnership’s percentage ownership of the affiliates’ net assets are included in Other assets, and are adjusted for the Partnership’s share of each investee’s earnings or losses, dividends and foreign currency translation effects, if any. Equity earnings or losses are recorded net of income tax as a separate caption on the Consolidated Statement of Operations.

Commodities Owned — Commodities owned are recorded on a trade-date basis. Natural gas, oil and other non-base metal physical commodities are carried at net realizable value at December 31, 2010.

Property, Plant and Equipment — Property, plant and equipment is carried at net realizable value at December 31, 2010.

Other Assets — Other assets primarily consist of transactional tax deposits related to goods and services taxes and value added taxes, interest receivables, deposits, expenses paid in advance, certain beneficial contracts and miscellaneous other investments.

Fee Income — Fee income includes fees earned by the Partnership while engaged in certain commodities trading activities, in its capacity as agent for RBS as dictated by various partnership agreements. This includes income derived from realized and unrealized gains and losses, net of associated execution costs, including interest, associated with the trading activities of the Partnership.

Income Taxes — The Partnership is a Limited Liability Partnership, incorporated under the Limited Liability Partnership Act of 2000 of the United Kingdom and the regulations made thereunder. For U.S. purposes RBSSC elected to be treated as a partnership for federal, state and local filings, as permitted. Each member is responsible for reporting its income or loss based on its share of the income and expenses. Certain subsidiaries of the Partnership are subject to tax in foreign jurisdictions where such subsidiary entity may be treated as a corporation under local tax law.  The Partnership records a benefit for tax positions in the financial statements only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position.  A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement.  A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements.  The Partnership reports interest expense and penalties related to income tax matters as a component of income tax expense.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported market value of assets and liabilities at the date and for the reporting period of the financial statements. The most important of the estimates and assumptions relate to fair value and net realizable value measures.

Foreign Currency Transactions — Foreign currency transactions are translated into U.S. dollars at the then current exchange rates during the reporting period. Assets and liabilities denominated in foreign currencies have been converted into U.S. dollars at year-end exchange rates. Gains and losses resulting from foreign currency transactions are included in Principal transactions - net.

Recently Issued Accounting Pronouncements — In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 166 “Accounting for Transfers of Financial Assets - an Amendment of FASB Statement No. 140” (SFAS 166) and SFAS No. 167 “Amendments to FASB Interpretation No. 46(R)” (SFAS 167), which were later codified by Accounting Standards Update (ASU) No. 2009-16 “Accounting for Transfers of Financial Assets” and ASU No. 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” in December 2009.  These updates amend the accounting requirements for securitizations and, specifically those utilizing Qualifying Special Purpose Entities (QSPEs). ASU 2009-16 retains the legal isolation criteria for sale accounting but eliminates the QSPE concept, and transfers of participations are now limited to only pro-rata participations. Under ASU 2009-17, all VIE’s, including former QSPEs, need to be considered for consolidation, and an increased number of circumstances will trigger reconsideration of VIE status. The method for determining the Primary Beneficiary of a VIE has been changed from a quantitative model to a qualitative model which focuses on the power to direct the activities of the VIE.  ASU 2009-16 and ASU 2009-17 also require enhanced disclosures about transfers of financial assets and interests in variable interest entities. Both statements are effective for reporting periods beginning after November 15, 2009. The adoption of ASU 2009-16 and ASU 2009-17 did not materially impact the Partnership’s Consolidated Financial Statements.

4.

TRANSACTIONS WITH AFFILIATES

In the normal course of business, the Partnership conducts transactions with affiliated companies.

In accordance with the Master Formation and Equity Interest Purchase Agreement, and provided the required consents were obtained, RBS assumed the rights and obligations of certain contractual arrangements that existed prior to the formation of the Partnership. These included various trading agreements and other material business contracts as defined. To the extent that such contracts had not been novated to RBS, RBS assumed the risk and rewards of ownership of those contracts through the execution of market risk index swaps with certain subsidiary companies of the Partnership. The market risk index swaps effectively transferred the risks and rewards related to market risk, of these contracts, along with the associated income and expenses, to RBS. However all such risks, rewards, income and related expenses are for the Partnership’s account.

For novated counterparties, the Partnership acts as agent for RBS and receives fee income from RBS. This fee income represents realized and unrealized gains and losses, net of execution costs associated with these activities.

The performance of certain non-novated counterparties is guaranteed by Sempra. RBS has agreed to indemnify Sempra for any associated claims under Sempra’s guarantee.

The majority of the balance in Receivables from affiliates is comprised of funds that the Partnership has on deposit with RBS.  These funds are available to the Partnership on demand.  The Partnership earned interest income and incurred interest expense with RBS related to the Partnership’s balance in this account. The Partnership was also allocated costs from RBS for services provided.

The following table summarizes the Partnership’s assets and liabilities as of December 31, 2010 and the Partnership’s revenues and expenses for the year ended December 31, 2010 with affiliated companies (in thousands):

Assets:
Trading assets	$ 98,971
Receivables from affiliates	1,957,010
Liabilities:
Trading liabilities	74,003
Payable to affiliate	2,611
Revenues and expenses:
Fee income	553,670
Principal transactions - net	(4,747)
Interest income	3,393
RBS allocated expenses	6,642

5.

TRADING ASSETS AND TRADING LIABILITIES

As of December 31, 2010, Trading assets and Trading liabilities are comprised of the following (in thousands):

Trading assets:
Unrealized gains on forwards, swaps and options	$ 1,998,478
Due from trading counterparties	1,163,347
Less effect of netting	(986,454)

$ 2,175,371

Trading liabilities:
Unrealized losses on forwards, swaps and options	$ 2,086,747
Due to trading counterparties	1,249,130
Less effect of netting	(986,454)

$ 2,349,423

Substantially all of the assets and liabilities included in the table above are subject to Risk transfer agreements with JP Morgan but have not been transferred from the Partnership as of December 31, 2010.  See Note 2 - Disposal and liquidation of the Partnership and Note 16 - Subsequent events for additional information on the dissolution of the Partnership and events occurring subsequent to December 31, 2010.

6.

DERIVATIVES AND HEDGING ACTIVITIES

Effective with the closing of the sale of the North American Power and Gas business’s assets and liabilities, the Partnership has ceased substantially all of its trading operations.  See Note 2 - Disposal and liquidation of the Partnership and Note 16 - Subsequent events for additional information on the dissolution of the Partnership and events occurring subsequent to December 31, 2010.  The Partnership utilizes derivative instruments, including forwards, swaps, options, and futures, to manage its residual exposure to unfavorable changes in market prices.

The Partnership recognizes derivative instruments as either assets or liabilities in the Consolidated Statement of Net Assets and measures those instruments at fair value. The changes in fair value of a majority of the derivative transactions of the Partnership are currently presented, in all material respects, as a component of Principal transactions - net in the Consolidated Statement of Operations. The accounting for changes in the fair value of other derivatives depended on the intended use of the derivative and the resulting designation.

Hedge accounting treatment was applied when certain criteria were met. For a derivative instrument designated as a fair value hedge, the gain or loss was recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item of the risk being hedged. For a derivative being designated as a cash flow hedge, the effective portion of the derivative gain or loss was initially reported as a component of AOCI and subsequently reclassified into earnings when the hedged exposure affected earnings. The ineffective portion (excess derivative gain or loss) was reported in earnings immediately.  As of December 31, 2010, all remaining derivative activity is considered to be for trading.

The following table summarizes the Partnership’s derivative assets and liabilities, as well as the notional values of its derivative transactions as of December 31, 2010 (in thousands):

	Derivative	Derivative
	Assets	Liabilities

Derivatives accounted for as trading activities - commodity contracts (notional value - $148,352,189)	$ 5,585,562	$ 5,580,124
Counterparty netting (1)	(3,493,376)	(3,493,376)
Collateral netting (2)	(477,628)	(508,826)

Fair value included in Trading assets and liabilities	$ 1,614,558	$ 1,577,922

(1) Represents the netting of counterparty balances pursuant to various contractual agreements.
(2) Represents the netting of cash collateral received and posted on a counterparty basis pursuant to credit support agreements.

Substantially all of the assets and liabilities included in the table above are subject to the Risk transfer agreements.  See Note 2 - Disposal and liquidation of the Partnership and Note 16 - Subsequent events for additional information on the dissolution of the Partnership and events occurring subsequent to December 31, 2010.

Derivatives Accounted for as Trading Activities — The Partnership primarily used trading derivative instruments to reduce its exposure to commodity price risk. Gains and losses attributable to trading derivatives are included in Principal transactions - net in the Consolidated Statement of Operations.

The amount below summarizes the gains related to derivative instruments classified as trading for the year ended December 31, 2010 (in thousands):

Commodity contracts	$ 400,582

Derivatives Accounted for as Hedges — The Partnership utilized both fair value hedges and cash flow hedges, during the period, to hedge commodity price risk as well as interest rate risk.

Derivatives designated as fair value hedges were used to hedge price risk in commodity inventories as well as interest rate risk. Gains and losses related to fair value hedges are recorded under Principal transactions - net in the Consolidated Statement of Operations.  The amounts below summarize the gains and losses related to derivatives designated in fair value hedge relationships for the year ended December 31, 2010 (in thousands):

Commodity contracts	$ 203,794
Interest rate contracts	(19,908)

Total	$ 183,886

The amounts below summarize the gains and losses related to non-derivative hedged items designated in fair value hedge relationships for the year ended December 31, 2010 (in thousands):

Commodities owned	$ (145,069)
Finance lease receivable	15,892

Total	$ (129,177)

Ineffectiveness relating to fair value hedges resulted in a positive impact on revenue of approximately $54.7 million for the year ended December 31, 2010.

Derivatives designated as cash flow hedges were used primarily to hedge the commodity price risk associated with natural gas purchases and sales related to transportation and storage capacity arrangements. The effective portion of cash flow hedges reclassified to income in the current year as well as the ineffectiveness gains and losses on cash flow hedges are recorded in Principal transactions - net in the Consolidated Statement of Operations. The amounts below summarize the gains and losses and the impacts on comprehensive income of cash flow hedging activities for the year ended December 31, 2010 (in thousands):

	Derivatives —		Derivatives —
	Effective	Hedge	Effective
	Portion	Ineffectiveness	Portion
	Reclassified to	Recorded in	Recorded in
	Income	Income	OCI

Commodity contracts	$ 40,832	$ 42,331	$ (487)

7.

FAIR VALUE OF ASSETS AND LIABILITIES

As discussed in Note 2 - Disposal and liquidation of the Partnership, the Partnership has transferred the risk of substantially all of its assets and liabilities.  In addition, other assets of the Partnership have not been sold and the Partnership is actively engaged in the dissolution and or sale of those assets.  The assets and liabilities of the Partnership as of December 31, 2010 are carried at net realizable value, in accordance with the liquidation basis of accounting.  The net realizable value approximates the fair value of these assets.

The Partnership applies recurring fair value measurements to certain assets and liabilities that are carried at fair value taking into account the transactions with JP Morgan. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Partnership utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Partnership primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Partnership is able to classify fair value balances based on the observability of those inputs. The fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are defined as follows:

Level 1 — Quoted prices are available in active exchange markets for identical assets or liabilities as of the reporting date. Active exchange markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

Level 2 — Quoted prices in active and inactive markets are not available, however, pricing inputs are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic data. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange-traded derivatives such as forwards, swaps and options and certain exchange traded/cleared derivatives.

Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. Level 3 instruments include those that may be more structured or otherwise tailored to customers’ needs.  At the end of the reporting period, the Partnership performs an analysis of all assets and liabilities at fair value and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.  The following table sets forth, by level within the fair value hierarchy, the assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2010. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Partnership’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

As of December 31, 2010
(in thousands)
Assets	Level 1	Level 2	Level 3	Total (1)

Exchange-traded/cleared derivative instruments	$ -	$ 166,087	$ -	$ 166,087
OTC derivative trading instruments	-	1,907,725	90,753	1,998,478
Commodities owned	-	187,934	-	187,934
Available-for-sale securities	23,318	-	-	23,318

Total	$ 23,318	$ 2,261,746	$ 90,753	$ 2,375,817

Liabilities	Level 1	Level 2	Level 3	Total (1)

Exchange-traded/cleared derivative instruments	$ 72,379	$ -	$ -	$ 72,379
OTC derivative trading instruments	-	1,995,994	90,753	2,086,747

Total	$ 72,379	$ 1,995,994	$ 90,753	$ 2,159,126

Net	$ (49,061)	$ 265,752	$ -	$ 216,691

(1) Amounts exclude the effects of netting.

Substantially all of the assets and liabilities included in the table above are subject to the Risk transfer agreements with JP Morgan but have not been transferred from the Partnership as of December 31, 2010.  See Note 2 - Disposal and liquidation of the Partnership and Note 16 - Subsequent events for additional information on the dissolution of the Partnership and events occurring subsequent to December 31, 2010.

Exchange-traded/cleared derivative instruments, which are cash settled during the life of the transaction, are classified as part of Trading assets and shown net on the Consolidated Statement of Net Assets.

The determination of the fair values above incorporates various factors including not only the credit standing of the counterparties involved and the impact of credit enhancements (such as cash deposits, letters of credit and priority interests), but also the impact of the Partnership’s non-performance risk on its liabilities.

Trading derivatives and commodities owned reflect positions held by the Partnership. The fair value of derivative contracts, which include futures and exchange-traded options, is generally based on unadjusted quoted prices in active exchange markets and classified within Level 1. Some exchange-cleared derivatives are valued using broker or dealer quotations, or market transactions in either the listed or OTC markets. In such cases, these exchange-traded/cleared derivatives are classified within Level 2. In addition, certain OTC-cleared forwards, swaps, and options are included in Level 2. OTC derivative trading instruments include forwards, swaps, and options and complex structures that are valued at fair value and may be offset with similar positions in exchange-cleared markets. In certain instances, these instruments may utilize models to measure fair value. Generally, the Partnership uses a similar model to value similar instruments. Valuation models utilize various inputs that include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, other observable inputs for the asset or liability, and market-corroborated inputs (i.e., inputs derived principally from or corroborated by observable market data by correlation or other means).  Where observable inputs are available for substantially the full term of the asset or liability, the instrument is categorized in Level 2. Certain OTC derivatives trade in less active markets with a lower availability of pricing information. In addition, complex or structured transactions can introduce the need for internally-developed model inputs that might not be observable in or corroborated by the market. When such inputs have a significant impact on the measurement of fair value, the instrument is categorized in Level 3.

The following table sets forth a reconciliation of changes in the fair value of net trading derivatives classified as Level 3 in the fair value hierarchy (in thousands):

Balance as of January 1, 2010	$ (28,131)

Realized and unrealized gains	6,377
Purchases	3,838
Change related to disposal activities and Risk transfer agreements - See Note 2 -
Disposal and liquidation of the Partnership	17,916

Balance as of December 31, 2010	$ -

Change in unrealized gains (losses) relating to instruments still held
as of December 31, 2010	$ 25,626

Gains and losses (realized and unrealized) for Level 3 items are included primarily in Principal transactions - net.

8.

TRADING ACTIVITY AND RISK MANAGEMENT

In connection with the sales transactions and liquidation activities as discussed in Note 2 - Disposal and liquidation of the Partnership, the Partnership ceased substantially all of its trading activity and has transferred substantially all of its market risk.  The transfer was effected through the outright sales of its various trading operations and activities, and for operations and activities that were sold and not yet novated, through the execution of Risk transfer agreements with JP Morgan.

Historically, the Partnership derived a substantial portion of its revenue from market-making and trading activities, as an agent for RBS and as principal, in natural gas, electricity, petroleum, petroleum products, base metals and other commodities. It quoted bid and offer prices to other market makers and end users. It also earned trading profits as a dealer by structuring and executing transactions that permitted its counterparties to manage their risk profiles. In addition, it took positions in markets based on the expectation of future market conditions. These positions were offset with similar positions or were offset by positions taken in exchange-traded markets. These positions included forwards, swaps, options, and futures. These financial instruments represented contracts with counterparties whereby payments were linked to or derived from market indices or on terms predetermined by the contract, which were or were not financially settled by the Partnership.

Forward and future transactions are contracts for delayed delivery of commodity instruments in which the counterparty agrees to make or take delivery at a specified price. Commodity swap transactions may involve the exchange of fixed and floating payment obligations without the exchange of the underlying commodity. For additional information about derivatives and related hedging activities see Note 6 - Derivatives and hedging activities.

Options, which are either exchange-traded or directly negotiated between counterparties, provide the holder with the right to buy from or sell to the writer an agreed amount of commodity at a specified strike price within, or at, a specified period of time. As a writer of options, the Partnership received an option premium then managed the risk of an unfavorable change in the value of the underlying commodity.

Market risk arose from the potential for changes in the value of physical and financial instruments resulting from fluctuations in prices and basis for natural gas, electricity, petroleum, petroleum products, base metals and other commodities. Market risk was also affected by changes in volatility and liquidity in markets in which these instruments were traded. The Partnership had established position and stop-loss limits for each line of business to monitor its market risk. Traders were required to maintain positions within these market risk limits. The position limits were monitored during the day by senior management of the Partnership. Reports which present each trading book’s position and the prior day’s profit and loss were reviewed daily by traders and the Partnership’s senior management.

The Partnership’s credit risk from physical and financial instruments as of December 31, 2010 is represented by the positive fair value of financial instruments after consideration of netting and collateral in the form of customer margins and Letters of Credit, and after consideration of Risk transfer agreements entered into during 2010 in connection with the sales transactions discussed in Note 2 - Disposal and liquidation of the Partnership. Credit risk disclosures, however, relate to the net losses that would be recognized if all counterparties failed to completely perform their obligations. Options written, for the sales of puts and calls, expose the Partnership to credit risk until premiums are paid by the counterparty. Exchange-traded futures and options are not deemed to have significant credit exposure as the exchanges guarantee that every contract will be properly settled on a daily basis.

The following table approximates the maximum counterparty credit quality and exposure expressed in terms of net replacement value as determined by rating agencies or by internal models intended to approximate rating agency determinations. These exposures are net of collateral in the form of customer margin and/or letters of credit of $322 million as of December 31, 2010:

Counterparty credit quality (in thousands):
AAA	$ 14,766
AA	151,401
A	531,512
BBB	698,405
Below investment grade	370,371

$ 1,766,455

The majority of the amounts included in the table above have been sold to JP Morgan but have not been fully transferred from the Partnership as of December 31, 2010.  In addition, the Partnership has entered into Risk transfer agreements in conjunction with the various sales that further mitigate credit exposures.  The effects of these Risk transfer agreements are not included in the table above.  See Note 2 - Disposal and liquidation of the Partnership and Note 16 - Subsequent events for additional information on the dissolution of the Partnership and events occurring subsequent to December 31, 2010.

The Partnership continues to monitor and control its credit risk exposures through various systems and processes, which evaluate the Partnership’s credit risk, through credit approvals and limits. To manage the level of credit risk, the Partnership enters into netting agreements whenever possible and, where appropriate, obtains collateral. Netting agreements incorporate rights of set-off that provide for the net settlement of subject contracts with the same counterparties in the event of default.

The Partnership provided letters of credit issued by various banks, in addition to cash, to counterparties to satisfy various collateral and margin deposit requirements (see Note 12 - Borrowings and credit facilities).

9.

INVESTMENTS IN MARKETABLE SECURITIES

Available-for-Sale Securities — The Partnership held equity securities of $23.3 million categorized as available-for-sale securities, included in Investments in marketable securities as of December 31, 2010. As of December 31, 2010, gross unrealized gains were $4.4 million and gross unrealized losses were $2.0 million. The fair value of securities in an unrealized loss position at December 31, 2010 was $10.8 million. The Partnership sold certain Investments in marketable securities in connection with the transaction that closed in 2011.  See Note 16 - Subsequent events for further discussion.

10.

INVESTMENTS IN UNCONSOLIDATED AFFILIATES

As of December 31, 2010, the Partnership owned 30% of Gateway Energy Services Corporation (Gateway). Gateway is a retail marketer of natural gas and electricity serving residential, commercial, and light industrial customers primarily in the northeast, mid-west, and mid-atlantic regions of the U.S. As of December 31, 2010, the Partnership owned 25% of Great Eastern Energy Co. LLC (GEEC). GEEC supplies natural gas and electricity to commercial and industrial customers within major markets across the United States. The net realizable value of these investments is $30.3 million as of December 31, 2010, and is included in Other assets.

11.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at net realizable value. These assets consist of leasehold improvements and office equipment, computer equipment (which includes computer hardware and software) and machinery and equipment. Property, plant and equipment by major functional categories as of December 31, 2010 are as follows (in thousands):

Net
Realizable
Value

Leasehold improvements and office equipment	4,757
Computer equipment	21,384
Machinery and equipment	1,320

$ 27,461

The Partnership sold the majority of its remaining Computer equipment in 2011.  See Note 16 - Subsequent events for further discussion.

12.

BORROWINGS AND CREDIT FACILITIES

Certain subsidiaries of the Partnership had a $1.72 billion five-year committed syndicated revolving credit facility (consisting of borrowings, letters of credit and other credit support accommodations). In June 2010 this facility was closed.

At December 31, 2010, RBS, on behalf of itself and certain subsidiaries of the Partnership, maintained $1.635 billion in various uncommitted lines of credit. At December 31, 2010, these facilities had outstanding $709 million of letters of credit and no short-term borrowings. These facilities exclude a line of credit provided by RBS to subsidiaries of the Partnership as well as loans made by RBS to the Partnership (or its subsidiaries) pursuant to its obligation to lend cash and other working capital to the Partnership as necessary.

13.

INCOME TAXES

The Partnership is a Limited Liability Partnership, incorporated under the laws of the United Kingdom and for U.S. purposes has elected to be treated as a Partnership for U.S. federal, state and local filings. The income or loss applicable to the operations of the Partnership is includable in the U.S. income tax returns of the Members. Certain subsidiaries of the Partnership are subject to tax in foreign jurisdictions where such subsidiary is treated as a corporation under local tax laws.

The provision for income taxes is summarized below (in thousands):

For the Year Ended
December 31, 2010

Current — foreign	$ 8,250
Current — state	1,522
Deferred — foreign	4,611

Total provision for income taxes	$ 14,383

As of December 31, 2010, the Partnership has no net deferred taxes.

The provision for income taxes varies from the federal income tax rate of 35% primarily because the entity is treated as a partnership for federal and state tax purposes and the income or loss applicable to its operations is included in the income tax returns of the Members.

The total amounts of gross unrecognized tax benefits at the beginning and ending of the year are as follows (in thousands):

Unrecognized tax benefits, as of January 1, 2010	$ 5,776

Gross increases — tax positions in prior period	595
Gross decreases — tax positions in prior period	(1,946)
Gross increases — current period tax positions	570

Unrecognized tax benefits, as of December 31, 2010	$ 4,995

The total unrecognized tax benefits of approximately $5 million represent the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.

As a result of the organization of the Partnership, any tax liability arising from the Partnership’s operations prior to the effective date of the joint venture will be borne by Sempra. The Partnership commenced on April 1, 2008. The current and prior years ended December 31, 2010 and 2009 and the prior short period from April 1, 2008 to December 31, 2008 are open under statute for examination for U.S. federal, state and local tax returns. The statute of limitations for other material foreign tax returns remains open for 2005 and forward.

14.

EMPLOYEE BENEFIT PLANS

The Partnership’s employees participate in various benefit plans, including a defined contribution savings plan (401(k) plan). Included in Compensation and benefits is approximately $9.7 million of expenses for the year ended December 31, 2010, related to these plans.

15.

COMMITMENTS AND CONTINGENCIES

Minimum non-cancelable lease commitments for office facilities, exclusive of real estate taxes and other expenses are as follows (in thousands):

2011	$ 1,497
2012	1,423
2013	1,447
2014	1,417
2015	1,361
Thereafter	10,823

$ 17,968

Office leases, which expire at various dates through 2024, contain provisions for escalation based on certain cost increases incurred by the lessors. Rent expense was $13.1 million for the year ended December 31, 2010.  In connection with the adoption of the liquidation basis of accounting, the Partnership recorded the estimated future liability for certain lease commitments, net of anticipated sub-lease income.

Certain claims, suits and allegations have been filed or are pending against the Partnership. In addition, the Partnership (through certain of its subsidiaries) was a respondent in a number of proceedings initiated at the FERC concerning rates charged for short-term sales of power to the California Independent System Operator Corporation (ISO), the California Power Exchange (PX), and the California Department of Water Resources (CDWR) for power supplied during portions of 2000 and 2001. These matters were settled with respect to the ISO, PX, CDWR, the California investor owned utilities and other purchasers who elected to opt into the settlement, during 2010, with no material impact to the results of operations for 2010.  The amounts due as a result of the 2010 settlement were paid during the first quarter of 2011.  The Partnership (through certain of its subsidiaries) remains a respondent in a proceeding initiated at the FERC concerning rates charged for short-term sales of power supplied during portions of 2000 and 2001 into the Pacific Northwest market.

The Partnership has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and regulatory agencies regarding the Company’s business, including, among other matters, accounting and operational matters. The Partnership contests liability and/or the amount of damages as appropriate in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, the Partnership cannot predict with certainty the loss or range of loss, if any, related to such matters. Subject to the foregoing, the Partnership believes, based on current knowledge and after consultation with counsel, that the outcome of such pending matters should not have a material adverse effect on the consolidated financial condition of the Partnership, although the outcome of such matters could be material to the Partnership’s net assets available in liquidation.

In connection with the sales activities detailed in Note 2 - Disposal and liquidation of the Partnership, the Partnership made certain customary representations and warranties to JP Morgan and Noble.

16.

SUBSEQUENT EVENTS

On January 11, 2011, and in accordance with the restructuring measures that were previously agreed between RBS and the EC, Sempra, RBS and the Partnership entered into an agreement with Societe Generale, whereby Societe Generale purchased certain residual assets and agreed to hire a significant number of employees of the Partnership. These assets include information technology and intellectual property assets, as well as certain Investments in marketable securities. The transaction closed February 3, 2011 for total cash proceeds of $23.4 million, which equaled the net realizable value of the assets sold at December 31, 2010.

During 2011, the Partnership has continued to novate its assets and liabilities to JP Morgan, as required by the various sales agreements.

The Partnership has evaluated subsequent events for adjustment to or disclosure in its financial statements through March 29, 2011, the date the Consolidated Financial Statements were issued. No recordable or disclosable events, other than the events as disclosed above, occurred through this date.

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